UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technology, Inc.

File No. 001-33834 - CF#22876

———————————————

Rubicon Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 13, 2008.

Based on representations by Rubicon Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Special Counsel